UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Name of the Issuer)

eLong, Inc.
China E-dragon Holdings Limited
China E-dragon Mergersub Limited
TCH Sapphire Limited
Tencent Asset Management Limited
Tencent Holdings Limited
C-Travel International Limited
Ctrip.com International, Ltd.
Seagull Limited
Ocean Imagination L.P.
Ocean Voyage L.P.
Ocean General Partners Limited
Nanyan Zheng
Luxuriant Holdings Limited
Hao Jiang
Oasis Limited
Rong Zhou
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)

290138205
(CUSIP Number)

eLong, Inc. Hao Jiang Oasis Limited Rong Zhou Xingke Plaza, Tower B, Third Floor 10 Middle Jiuxianqiao Road, Chaoyang District Beijing 100015 People’s Republic of China Tel: +86-10-5860-2288	TCH Sapphire Limited Tencent Asset Management Limited Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East Wanchai Hong Kong Tel: +86-755-8601-3388 ext 72000
China E-dragon Holdings Limited
China E-dragon Mergersub Limited
c/o Walkers Corporate Limited,
Cayman Corporate Centre, 27 Hospital Road
George Town, Grand Cayman KY1-9008
Cayman Islands
Tel: +86-755-8601-3388 ext 72000
Ocean Imagination L.P.
Ocean Voyage L.P.
Ocean General Partners Limited
Nanyan Zheng
No. 300 Xinjiaoxi Road, Haizhu District
Guangzhou, Guangdong 510320
People’s Republic of China
Tel: +86 20 8414 3753

C-Travel International Limited Ctrip.com International, Ltd. c/o 99 Fu Quan Road, Shanghai 200335 The People’s Republic of China Attention: Xiaofan Wang, Chief Financial Officer Tel: +86-21-34064880	Seagull Limited Units 1102-03, 11th Floor Nine Queen’s Road Central Hong Kong Tel: +852 2520-6878

Luxuriant Holdings Limited
No. 4 Lane 163, South Maoming Road
Shanghai 200020
People’s Republic of China
Tel: +86-21-60758990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Jeanette K. Chan Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 12th Floor, Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852-2846-0300

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3910 4850	Karen M. Yan, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office No. 1155 Fang Dian Road Pudong, Shanghai 201204 People’s Republic of China Tel: +86 21 8017 1200

Timothy B. Bancroft
Goulston & Storrs PC
400 Atlantic Avenue
Boston, MA 02110
USA
Tel +1617-482-1776

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$158,818,039.89	$15,992.98

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $9.00 for 16,232,342.90 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 54,572 Shares multiplied by $0.6154766 per option (which is the difference between the $9.00 per share merger consideration and the weighted average exercise price of $8.3845234 per share) plus (c) the product of restricted share unit awards to receive 1,410,374 Shares multiplied by the $9.00 per share merger consideration ((a), (b) and (c) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Page
Item 15 Additional Information	1
Item 16 Exhibits	3

i

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) eLong, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares designated as “ordinary shares”, par value $0.01 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), including the Ordinary Shares represented by American depositary shares, each representing two Ordinary Shares (“ADSs”), the ordinary shares designated as “high-vote ordinary shares,” par value $0.01 per share (each, a “High-Vote Ordinary Share” and collectively, the “High-Vote Ordinary Shares” and together with the Ordinary Shares, the “Shares” and each a “Share”) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) China E-dragon Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) China E-dragon Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Parent (“Merger Sub”); (d) TCH Sapphire Limited (“TCH”), a British Virgin Islands business company that is wholly owned by Tencent Holdings Limited; (e) Tencent Asset Management Limited (“TAML”), a British Virgin Islands business company that is wholly owned by Tencent Holdings Limited; (f) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent” and together with TCH and TAML, the “Tencent Entities”); (g) C-Travel International Limited (“C-Travel”), an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Ctrip.com International, Ltd.; (h) Ctrip.com International, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip” and together with C-Travel, the “Ctrip Entities”); (i) Ocean Imagination L.P. (“Ocean Imagination”), an exempted limited partnership formed and registered under the laws of the Cayman Islands; (j) Ocean Voyage L.P. (“Ocean Voyage”), an exempted limited partnership formed and registered under the laws of the Cayman Islands; (k) Ocean General Partners Limited, formerly known as Fortune Smart Holdings Limited (“Ocean GP”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (l) Nanyan Zheng (“Mr. Zheng” and together with Ocean Imagination, Ocean Voyage and Ocean GP, the “Ocean Parties”); (m) Seagull Limited (“Seagull”), a British Virgin Islands business company; (n) Luxuriant Holdings Limited (“Luxuriant”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (o) Hao Jiang, the chief executive officer of the Company (“Mr. Jiang”), (p) Oasis Limited, a British Virgin Islands business company that is wholly owned by Mr. Jiang (“Oasis” together with Mr. Jiang, the “Oasis Parties”), and (q) Rong Zhou, the chief operating officer of the Company (“Mr. Zhou”). TCH, C-Travel, Ocean Imagination and Luxuriant are collectively referred to herein as the “Rollover Shareholders.” Parent, Merger Sub, the Tencent Entities, the Ctrip Entities, the Ocean Parties, Seagull, Luxuriant, the Oasis Parties and Mr. Zhou are collectively referred to herein as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger dated February 4, 2016 (as amended by the first amendment thereto dated April 1, 2016, the “merger agreement”) by and among Parent, Merger Sub and the Company providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company resulting from the merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On May 30, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao

1

Road, Chaoyang District, Beijing 100015, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On May 31, 2016 (Cayman Islands time), the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on May 31, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger (the “Effective Time”), (a) each outstanding Share, other than (i) 25,440,699 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) owned by Parent, the Company, or their respective direct or indirect subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the ADS depositary (as defined below) reserved for the issuance, settlement and allocation upon exercise or vesting of Company Options and/or Company RSU Awards (each as defined below) under the Company Equity Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, has been cancelled in exchange for the right to receive $9.00 in cash without interest (the “Per Share Merger Consideration”), and (b) each issued and outstanding ADS together with the Shares underlying such ADS (other than any ADS representing Excluded Shares) has been cancelled in exchange for the right to receive $18.00 in cash per ADS without interest (the “Per ADS Consideration”) (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of July 15, 2014, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders from time to time of ADSs issued thereunder), in each case, net of any applicable withholding taxes described in the merger agreement. Each Excluded Share has been cancelled for no consideration. Each Dissenting Share has been cancelled and each holder thereof is entitled to receive the fair value of such Dissenting Share as determined in accordance with, and subject to compliance with, the Cayman Islands Companies Law.

At the Effective Time, each outstanding fully vested option to purchase Shares (each a “Company Option”) granted under the Company’s 2009 Share and Annual Incentive Plan, as amended in September 2013, and the Stock and Annual Incentive Plan adopted in July 2004 (together, the “Company Equity Plans”), other than the vested Company Options held by the Executive Equityholders (as defined below), has been cancelled and immediately converted into the right to receive in exchange therefor an amount of cash (the “Option Consideration”) equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Ordinary Share subject to such Company Option, multiplied by (b) the number of Ordinary Shares underlying such Company Option, provided that if the exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option has been cancelled without any payment therefor.

At the Effective Time, each outstanding fully vested restricted share unit (each a “Company RSU Award”) granted under the Company Equity Plans, other than the vested Company RSU Awards held by the Executive Equityholders (as defined below), has been cancelled and immediately converted into the right to receive in exchange therefor an amount of cash (the “RSU Award Consideration”) equal to (a) the Per Share Merger Consideration multiplied by (b) the number of Ordinary Shares underlying such Company RSU Award.

At the Effective Time, each outstanding unvested Company Option granted under the Company Equity Plans, other than the unvested Company Options held by the Executive Equityholders (as defined below), has been cancelled and immediately converted into the right to receive in exchange therefor an award of options to purchase (each a “Parent Option” and collectively, the “Parent Options”) (a) the same number of Parent common shares as the total number of Ordinary Shares subject to such Company Option immediately prior to the Effective Time, (b) at a per-share exercise price equal to the exercise price per Ordinary Share at which such Company Option was exercisable immediately prior to the Effective Time, subject to and in accordance

2

with the terms of the applicable Company Equity Plan and award agreement, and subject further, if applicable, to adjustments in accordance with the terms of the merger agreement to provide substantially the same economic terms of such Company Option.

At the Effective Time, each outstanding unvested Company RSU Award granted under the Company Equity Plans, other than the unvested Company RSU Awards held by the Executive Equityholders (as defined below) and the unvested Company RSU Awards held by the Former CEO (as defined below), has been cancelled and immediately converted into the right to receive in exchange therefor an award of Parent restricted share units (each a “Parent RSU Award” and collectively, the “Parent RSU Awards”) to acquire the same number of Parent common shares as the total number of Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the applicable Company Equity Plan and award agreement, and subject further, if applicable, to adjustments in accordance with the terms of the merger agreement to provide substantially the same economic terms of such Company RSU Award.

At the Effective Time, each outstanding Company Option held by certain members of the Company’s executive management (each an “Executive Equityholder” and collectively, the “Executive Equityholders”), has been cancelled and immediately converted into the right to receive in exchange therefor, either the Option Consideration (if any) or a Parent Option, as specified in, and in accordance with, the relevant agreement among each such Executive Equityholder, Parent and Merger Sub (each an “Executive Excluded Securities Letter”). At the Effective Time, each outstanding Company RSU Award held by each Executive Equityholder, has been cancelled and immediately converted into the right to receive in exchange therefor, either the RSU Award Consideration or a Parent RSU Award, as specified in, and in accordance with the terms and conditions of the relevant Executive Excluded Securities Letter of such Executive Equityholder.

At the Effective Time, each outstanding Company RSU Award held by the Company’s former chief executive officer, Guangfu Cui (the “Former CEO”), has been cancelled and immediately converted into the right to receive in exchange therefor, the RSU Award Consideration, in accordance with the terms and conditions of the merger agreement.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate. The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)	Proxy Statement of the Company dated May 2, 2016 (the “proxy statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.*
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.*
(a)-(5)	Press Release issued by the Company, dated February 4, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 4, 2016.
(b)-(1)	Equity Commitment Letter, dated as of February 4, by and among Tencent Asset Management Limited and Parent.*
(b)-(2)	Equity Commitment Letter, dated as of February 4, by and among Ocean Imagination L.P. and Parent.*
(b)-(3)	Equity Commitment Letter, dated as of February 4, by and among Seagull Limited and Parent.*

3

(b)-(4)	Equity Commitment Letter, dated as of February 4, by and among Jiang Hao and Parent.*
(b)-(5)	Equity Commitment Letter, dated as of February 4, by and among Zhou Rong and Parent.*
(c)-(1)	Opinion of Duff & Phelps, LLC dated February 4, 2016, incorporated herein by reference to Annex B of the proxy statement.*
(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 4, 2016.*
(d)-(1)	Agreement and Plan of Merger, dated as of February 4, 2016 and the First Amendment to the Agreement and Plan of Merger, dated as of April 1, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.*
(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Tencent Asset Management Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.*
(d)-(3)	Limited Guarantee, dated as of February 4, 2016, by C-Travel International Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.*
(d)-(4)	Limited Guarantee, dated as of February 4, 2016, by Ocean Imagination L.P. in favor of the Company incorporated herein by reference to Annex E to the proxy statement.*
(d)-(3)	Support Agreement, dated as of February 4, 2016, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex F to the proxy statement.*
(d)-(4)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Bai Zhi Wei incorporated herein by reference to Annex G to the proxy statement.*
(d)-(5)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Ding Hao Chuan (Gary Ding) incorporated herein by reference to Annex G to the proxy statement.*
(d)-(6)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Wang Wei incorporated herein by reference to Annex G to the proxy statement.*
(d)-(7)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yang Rui Zhi (Philip Yang) incorporated herein by reference to Annex G to the proxy statement.*
(d)-(8)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yu Pei incorporated herein by reference to Annex G to the proxy statement.*
(d)-(9)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Zou Zheng Chen incorporated herein by reference to Annex G to the proxy statement.*
(d)-(10)	Former CEO Letter Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, the Company and Mr. Guangfu Cui incorporated herein by reference to Annex H to the proxy statement.*
(d)-(11)	Interim Investors Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Ocean Imagination L.P., Luxuriant Holdings Limited, Oasis Limited and Zhou Rong incorporated herein by reference to Annex I to the proxy statement.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.*
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.*
(g)	Not applicable.

*	Previously filed.

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2016

eLong, Inc.

By:	/s/ May Wu Name: May Wu Title: Chairman of Special Committee

China E-dragon Holdings Limited

By:	/s/ Haifeng Lin Name: Haifeng Lin Title: Director

China E-dragon Mergersub Limited

By:	/s/ Haifeng Lin Name: Haifeng Lin Title: Director

TCH Sapphire Limited

By:	/s/ Lau Chi Ping Martin Name: Lau Chi Ping Martin Title: Authorized Signatory

Tencent Asset Management Limited

By:	/s/ Lau Chi Ping Martin Name: Lau Chi Ping Martin Title: Authorized Signatory

Tencent Holdings Limited

By:	/s/ Lau Chi Ping Martin Name: Lau Chi Ping Martin Title: Director

C-Travel International Limited

By:	/s/ Xiaofan Wang Name: Xiaofan Wang Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang Name: Xiaofan Wang Title: Chief Financial Officer

Seagull Limited

By:	/s/ Jane Jie Sun Name: Jane Jie Sun Title: Director

Luxuriant Holdings Limited

By:	/s/ Li Qun Wang Name: Li Qun Wang Title: Director

Oasis Limited

By:	/s/ Hao Jiang Name: Hao Jiang Title: Director

Hao Jiang

/s/ Hao Jiang

Rong Zhou

/s/ Rong Zhou

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P. its General Partner
By:	Ocean General Partners Limited its General Partner
By:	/s/ Nanyan Zheng Name: Nanyan Zheng Title: Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited its General Partner
By:	/s/ Nanyan Zheng Name: Nanyan Zheng Title: Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Nanyan Zheng Name: Nanyan Zheng Title: Director

NANYAN ZHENG

/s/ Nanyan Zheng

Exhibit Index

(a)-(1)	Proxy Statement of the Company dated May 2, 2016 (the “proxy statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.*
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.*
(a)-(5)	Press Release issued by the Company, dated February 4, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 4, 2016.
(b)-(1)	Equity Commitment Letter, dated as of February 4, by and among Tencent Asset Management Limited and Parent.*
(b)-(2)	Equity Commitment Letter, dated as of February 4, by and among Ocean Imagination L.P. and Parent.*
(b)-(3)	Equity Commitment Letter, dated as of February 4, by and among Seagull Limited and Parent.*
(b)-(4)	Equity Commitment Letter, dated as of February 4, by and among Jiang Hao and Parent.*
(b)-(5)	Equity Commitment Letter, dated as of February 4, by and among Zhou Rong and Parent.*
(c)-(1)	Opinion of Duff & Phelps, LLC dated February 4, 2016, incorporated herein by reference to Annex B of the proxy statement.*
(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 4, 2016.*
(d)-(1)	Agreement and Plan of Merger, dated as of February 4, 2016 and the First Amendment to the Agreement and Plan of Merger, dated as of April 1, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.*
(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Tencent Asset Management Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.*
(d)-(3)	Limited Guarantee, dated as of February 4, 2016, by C-Travel International Limited in favor of the Company incorporated herein by reference to Annex E to the proxy statement.*
(d)-(4)	Limited Guarantee, dated as of February 4, 2016, by Ocean Imagination L.P. in favor of the Company incorporated herein by reference to Annex E to the proxy statement.*
(d)-(3)	Support Agreement, dated as of February 4, 2016, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex F to the proxy statement.*
(d)-(4)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Bai Zhi Wei incorporated herein by reference to Annex G to the proxy statement.*
(d)-(5)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Ding Hao Chuan (Gary Ding) incorporated herein by reference to Annex G to the proxy statement.*
(d)-(6)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Wang Wei incorporated herein by reference to Annex G to the proxy statement.*
(d)-(7)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yang Rui Zhi (Philip Yang) incorporated herein by reference to Annex G to the proxy statement.*
(d)-(8)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Yu Pei incorporated herein by reference to Annex G to the proxy statement.*

(d)-(9)	Executive Excluded Securities Letter, dated as of February 4, 2016, by and among Parent, Merger Sub and Zou Zheng Chen incorporated herein by reference to Annex G to the proxy statement.*
(d)-(10)	Former CEO Letter Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, the Company and Mr. Guangfu Cui incorporated herein by reference to Annex H to the proxy statement.*
(d)-(11)	Interim Investors Agreement, dated as of February 4, 2016, by and among Parent, Merger Sub, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Ocean Imagination L.P., Luxuriant Holdings Limited, Oasis Limited and Zhou Rong incorporated herein by reference to Annex I to the proxy statement.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.*
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.*
(g)	Not applicable.

*	Previously filed.